Exhibit 99.1

PRESS RELEASE

March 31, 2022

New Delhi, India: Vedanta Limited Board has approved plans for the Group to source 580 MW of Renewable Energy (RE) for its operations across India.

Vedanta Limited (“Vedanta” or “the Company” or “Company”) has announced today that it has signed a Power Delivery Agreement (PDA) with special purpose vehicles (SPVs) i.e. affiliates of Sterlite Power Technologies Pvt Ltd (SPTPL) – a company engaged in business to supply hybrid-based power with solar, wind and storage solutions.

Aligned with Vedanta’s ESG vision of “Transforming for Good”, the move marks the beginning in the series of actions by the company to deliver on its goal of becoming “Net Zero Carbon by 2050 or sooner” and “using 2.5 GW of Round the Clock (RTC) Renewable Energy for its operations by 2030”.

Vedanta aims to partially replace existing captive thermal power capacities with Renewable Energy for smelting and associated operations, and meeting power requirements of capacity expansion at Vedanta Aluminium Limited- Jharsuguda, Balco and Hindustan Zinc. The overall arrangement is to procure 580 MW of renewable power where SPTPL and its affiliates are setting up a 1960 MW hybrid-based renewable energy capacity to achieve this generation in a combination of Solar, Wind and Storage solutions. Once this power supply comes online, it has the potential to prevent about 2.7 million tons of GHG emissions from entering the atmosphere.

In line with prevailing market practices, these projects will be built on Group Captive model and Build Own Operate (BOO) basis. The term of the power delivery agreement will be for a period of 25 years from the Date of Commissioning (DOC) of the project. The SPVs are expected to start delivering the power within 24 months of the PDA signing. This will be helpful in securing continuous supply of power through renewable energy source at lower cost and insulate our business from commodity market volatility. The project will be funded on 70:30 debt to Equity basis; Vedanta Ltd and its subsidiaries will own 26% of equity in the respective SPVs at a total investment of up to Rs 850 crore with an expected IRR of more than 25%.

Commenting on the development, Vedanta’s Chief Safety Officer and Group CEO Mr. Sunil Duggal said: “This agreement is an important milestone in our journey towards becoming the ESG leader in the natural resources sector. The project is poised to become one of the largest Renewable Energy hybrid projects in India. It demonstrates the Group’s commitment to become one of the greenest natural resources companies in the world.”

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange.

About Sterlite Power Technologies Pvt. Ltd

Sterlite Power Technologies Pvt. Ltd (SPTPL) is an end-to-end energy solutions company enabling large-scale heavy energy intensive industries and sector to accelerate their clean energy transition. The company is focused on industrial decarbonization solutions by providing assured renewable energy (RE) through a combination of solar, wind, energy storage and balancing solutions to the Commercial & Industrial segment. It is led by senior professionals who have executed over 3000 MW of RE projects globally.

SPTPL is an affiliate of Sterlite Power Transmission Limited (SPTL), a leading private sector power transmission infrastructure developer and solutions provider with a robust portfolio of 27 projects across India and Brazil with a total capex of ~Rs.36,000 Crores. SPTL provides bespoke and integrated power solutions for the upgrade, uprate and fiberization of existing transmission infrastructure projects. It also has a portfolio of high-performance power conductors, extra high voltage (EHV) cables and optical ground wires (OPGW). Advancing the carriage towards a green energy efficient future, SPTL has an increasing focus on integrating renewable energy into the grid.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional, and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any enquiries, please contact:

Mr. Sandep Agrawal, Head of Investor Relation (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

Mrs. Ritu Jhingon, Group Director – Communications (Ritu.Jhingon@vedanta.co.in)

Mr. Abhinaba Das, Group Head - Media Relations (Abhinaba.Das@vedanta.co.in; +91-9820426346)

Annexure 1

S. No	Details Required	Information of such event
a)	Name of the target entity, details in brief such as size, turnover etc.	Three SPVs will be created for implementation of renewable power projects to cater to long term power supply to Vedanta Limited (Jharsuguda Unit), Bharat Aluminium Company Limited (“BALCO”) and Hindustan Zinc Limited (“HZL”) under Power Delivery Agreements (“PDA”).

b)	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

Yes; 26% of equity will be held by Vedanta Limited, HZL and BALCO in their respective SPV to be created for long term RE power supply aggregating to ~580 MW. The remaining equity in each SPV will be held by affiliates of Sterlite Power Technologies Private Limited (SPTPL), a fellow subsidiary. This project will be funded on a 70:30 debt to equity basis.

The equity infusion will be at par as per shareholder’s agreement and the tariff rate agreed has been independently benchmarked by a third party with reference to prevailing market tariff for RE power and a cost-plus model prescribed by the Central Electricity Regulatory Commission.

c)	Industry to which the entity being acquired belongs	Renewable Power supply.

d)	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

As part of our ESG goals of the Group and also to secure renewable energy under a group captive power set up, three SPVs are being created to supply power over a long-term period to Vedanta Limited, HZL and BALCO respectively.

These SPVs will create captive power projects in different parts of India as per location suitability and provide renewable power to their respective consumers on a long-term basis.

e)	Brief details of any governmental or regulatory approvals required for the acquisition	All requisite approvals as may be applicable will be sought

f)	Indicative time period for completion of the acquisition	The SPVs are expected to be set up shortly after the signing the PDA and it is expected that SPVs will commission their projects within 24 months of signing the PDA.

g)	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration for 26% equity stake and per unit electricity tariff will be paid by the consuming unit to each SPV under their respective PDAs.

h)	Percentage of shareholding / control acquired and / or number of shares acquired	Please refer note b) above.

i)	Cost of acquisition or the price at which shares are acquired	The equity infusion in the relevant SPVs will be made at par, in accordance with the respective shareholders’ agreement and is expected to aggregate to approximately Rs. 850 crores for the three SPVs.

j)	Brief background about the entity acquired in terms of products/ line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	Not applicable since the equity infusion will occur in newly created SPVs.